November 14, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Heather Clark and Kevin Woody Division of Corporation Finance Office of Manufacturing

Re:	Magnachip Semiconductor Corporation Form 10-K for the Year Ended December 31, 2021 Filed February 23, 2022 File No. 001-34791

Dear Ms. Clark and Mr. Woody,

On behalf of Magnachip Semiconductor Corporation (the “Company”), I submit our responses to the comments in your letter dated October 28, 2022, related to the Company’s Form 10-K for the fiscal year ended December 31, 2021. Our responses to the comments are set forth below. For ease of reference, the comments are also set forth in their entirety.

Form 10-K for the Year Ended December 31, 2021

General

1.	Please tell us and revise to disclose the parties to which you refer to in the Form 10-K. In this regard, we note that you refer to a parent entity in terms of a terminated merger on page 45 but also refer to a parent entity in the U.S. that accounts for part of your tax expense on page 70. Your response and revised disclosure should name the parent entity that had to pay termination fees for the failed merger and clarify whether you have any further relationship with this entity subsequent to such attempted merger.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10-Q for the quarter ended September 30, 2022 (the “Third Quarter 10-Q”) to clarify that the counterparty owing termination fees in connection with the failed merger transaction, South Dearborn Limited (“Holdco”), is different from Magnachip Semiconductor Corporation (the Company’s consolidated parent entity) and that, other than a remaining receivable for the

Magnachip Semiconductor, 40F, Parc.1 Tower 2, 108, Yeoui-daero, Yeongdeungpo-gu, Seoul, South Korea 07335 termination fee, the Company has no further relationship with Holdco. Please see page 22 of the Third Quarter 10-Q. Further, the Company will reflect these changes in any future filings that are impacted by such disclosure, including in the 2022 annual report on Form 10-K.

Explanation and Reconciliation of Non-U.S. GAAP Measures, page 48

2.	We refer to adjustment (i) on page 54. Please tell us and revise to further explain the nature of the material adjustment of $43.9 million for 2020 that eliminates the impact of the difference between GAAP and cash tax expense.

The Company respectfully advises the Staff that, as a supplement to our financial results presented in accordance with GAAP, we present adjusted net income/(loss) by adjusting income from continuing operations to eliminate the impact of a number of non-cash expenses and other items that may be either one-time or recurring, which we do not consider to be indicative of our core ongoing operating performance. We believe adjusted net income/(loss) provides useful information to investors in evaluating our core operating results over multiple periods.

The adjustment of $43.9 million recorded for the fiscal year ended December 31, 2020 represented the release of valuation allowances computed in accordance with GAAP, based on the evaluation of the recoverability of the related deferred tax assets in future years when such assessment was made.

As the determination of the release of valuation allowances reflected our expectation of, and assumptions as to, future operating results, estimated future taxable income and applicable tax laws, and as it was deemed not to be indicative of our core operating performance, we believed our performance results for the year ended December 31, 2020 would be more usefully compared with the prior periods if we adjusted for the release of valuation allowances established against deferred tax assets.

However, we acknowledge the Staff’s comment and have determined that, in future filings and earnings presentations, we will exclude changes in our valuation allowance as a non-GAAP adjustment.

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If you have any questions, please do not hesitate to contact the undersigned by telephone at +82 2 6903 3053 or by email at shinyoung.park@magnachip.com.

Sincerely,

/s/ Shin Young Park
Shin Young Park
Chief Financial Officer

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